

June 14, 2012

<u>Via E-mail</u>
Mr. Gregory D. Perry
Executive Vice President, Chief Financial Officer
ImmunoGen, Inc.
830 Winter Street
Waltham, MA 02451

> **Re: ImmunoGen, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed August 29, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2011**
> **Filed January 31, 2012**
> **File No. 000-17999**

Dear Mr. Perry:

We have reviewed your May 16, 2012 response to our April 18, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Form 10-K for the Year Ended June 30, 2011</u>

<u>Item 1. Business</u>
<u>Out-licenses and Collaborations, page 8</u>

1. We note your response to prior comment 2. Please be advised that we will issue comments to your application for confidential treatment, if any, under separate cover.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
B.   Summary of Significant Accounting Policies
Revenue Recognition, page 62

2. In your response to comment 3 you discuss what you believe to be immaterial limits under ASC 605-25-30-5 for both your Novartis and Lilly agreements. Please explain to us why your allocations of total arrangement consideration to the research licenses and D&C licenses combined units of accounting and the rights to future technological improvements units of accounting would be limited when ASC 605-25-30-2 requires an allocation only at inception of the arrangements and the limitation in ASC 605-25-30-5 only applies to delivered units of accounting. As it appears that you have not delivered any complete units of accounting at the inception of the arrangements, it therefore appears that your allocations of arrangement consideration are not limited.

3. Please revise your proposed revised disclosure provided in response to comment 3 for your Novartis agreement in Exhibit D and for your Lilly agreement in Exhibit G to provide the following:
    - The amount of total consideration for each arrangement;
    - The amount of total arrangement consideration allocated to each unit of accounting; and
    - The significant factors, inputs, assumptions and methods used to determine selling price for the significant deliverables, including specifically identifying which deliverables are based on your best estimate of selling price and those based on third-party evidence.

4. We acknowledge your response to comment 4. Please provide us proposed disclosure to be included in your MD&A that discloses, for each period presented, the historical impact on your operations of selling pre-clinical and clinical supplies for less than cost. Also, disclose the expected effect on future operations and liquidity.

5. In your response to comment 5 you indicate your belief that your participation on JSCs is not a deliverable under ASC 605-25, even though it appears that you are contractually obligated to participate on those committees, but instead is a protective right. Your conclusion is based in part on a determination that you do not provide any unique skills or expertise to the committees and that there is no contractual consideration for participation nor is there any specified penalties for not participating or that the arrangement fee would not have varied by more than an insignificant amount if participation were to have been excluded from your arrangements. The fact that no consideration is identified in an agreement is not indicative that a deliverable does not exist. Please elaborate on your response by addressing the following additional concerns:
    - In characterizing your participation on the committees as a protective right you indicate that the committees function is primarily one of governance, dispute resolution, oversight and information sharing. Please explain to us why you participate if your partners control the committees and have final decision and dispute

resolution powers. Explain why your participation is not therefore meaningful to your partners causing them to require your participation. In other words, tell us why your contracts appear to obligate your participation on the committees instead of providing you the option to attend.

- Please explain why you do not provide any unique skills or expertise to these committees. Tell us whether the contracts require specific individuals or level of management to participate on the committees. Tell us the titles and backgrounds of your employees who participate on these committees and their level of knowledge with your cytotoxins and technology. Explain why their level of knowledge does not benefit your partner mandating their participation on the committees.

- Please tell us the estimated fair value of the obligation to participate on these committees and explain to us how you determined the fair value.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638, if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant